Filed pursuant to Rule 424(b)(5).
A filing fee of $23,813.92, calculated in accordance
with Rule 456(b) and 457(r) has been transmitted
to the SEC in connection with the securities offered
from the registration statement (File No. 333-136713)
by means of this prospectus supplement.

Prospectus Supplement

(To prospectus dated August 18, 2006)

8,000,000 Shares of

Common Stock

We have entered into an equity distribution agreement with Robert W. Baird & Co. Incorporated, RBC Capital Markets Corporation and Wells Fargo Securities, LLC relating to shares of our common stock, no par value per share, offered by this prospectus supplement and the accompanying prospectus. In accordance with the terms of the equity distribution agreement, we may offer and sell up to 8,000,000 shares of our common stock from time to time through Robert W. Baird & Co. Incorporated, RBC Capital Markets Corporation or Wells Fargo Securities, LLC as our sales agent, provided that we will not sell more than the number of shares necessary for the aggregate gross proceeds from such sales to reach $200.0 million. Sales of the shares, if any, will be made by means of sales each deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), including ordinary brokers’ transactions on the New York Stock Exchange at market prices, in block transactions, or otherwise. We will pay any such agent a commission equal to 0.65% of the gross sales price per share of shares sold through it as agent under the equity distribution agreement. We may also enter into similar arrangements with other brokers or dealers pursuant to which we may offer and sell shares of our common stock. Any such arrangements will be described in a separate prospectus supplement and any sales pursuant to any such arrangements will decrease the amount of our common stock which may be offered and sold under this prospectus supplement.

Under the terms of the equity distribution agreement, we also may sell shares of our common stock to Robert W. Baird & Co. Incorporated, RBC Capital Markets Corporation or Wells Fargo Securities, LLC as principal for its own account at a price agreed upon at the time of sale. If we sell shares to Robert W. Baird & Co. Incorporated, RBC Capital Markets Corporation or Wells Fargo Securities, LLC as principal, we will enter into a separate terms agreement with such party and we will describe this agreement in a separate prospectus supplement. Our common stock is listed on the New York Stock Exchange under the symbol “PNM.” On August 17, 2006, the last reported sale price was $28.13 per share.

Investing in our common stock involves risk. See “ Risk Factors” on page S-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 18, 2006

Robert W. Baird & Co.

RBC Capital Markets

Wells Fargo Securities

You should rely on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We, Robert W. Baird & Co. Incorporated, RBC Capital Markets Corporation and Wells Fargo Securities, LLC have not authorized any other person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We, Robert W. Baird & Co. Incorporated, RBC Capital Markets Corporation and Wells Fargo Securities, LLC are not making an offer to sell these securities in any jurisdiction where such offer or sale is not permitted. The information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein is accurate only as of the dates such information is or was presented, regardless of the time of delivery of this prospectus supplement or of any sale of our common stock. PNM Resources’ business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS SUPPLEMENT

You should read this entire prospectus supplement and the accompanying prospectus carefully, including the consolidated financial statements incorporated by reference into this prospectus supplement, before making an investment decision. This prospectus supplement may add to, update or change information in the accompanying prospectus. If the information in this prospectus supplement is inconsistent with the accompanying prospectus, the information in this prospectus supplement will apply and supersede the information in the accompanying prospectus.

Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus supplement and the accompanying prospectus to “PNMR,” “PNM Resources,” “we,” “our” and “us” refer to PNM Resources, Inc. and its subsidiaries.

RISK FACTORS

Before you invest in our common stock, you should carefully consider the risks set forth in Part I, Item 1A of our Annual Report on Form 10-K/A for the year ended December 31, 2005, which is incorporated by reference in this prospectus. See also “WHERE YOU CAN FIND MORE INFORMATION” about future filings which we will make with the SEC, some of which may contain additional risk factors, and are incorporated by reference into this prospectus. If any of the risks actually occurs, our business, financial condition, results of operations and cash flows could be harmed. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.

USE OF PROCEEDS

We expect to use the net proceeds from this offering, and from any similar offering through other brokers or dealers, of up to approximately $198.7 million, after deducting underwriting discounts to refinance term loans outstanding under the bridge loan facility we entered into to finance our acquisition of Twin Oaks and for general corporate purposes. At August 17, 2006, the maturity date for our $460 million of outstanding borrowings was April 17, 2007, and the weighted average interest rate was approximately 5.995%.

PLAN OF DISTRIBUTION

We have entered into an equity distribution agreement with Robert W. Baird & Co. Incorporated (“Baird”), RBC Capital Markets Corporation (“RBC”) and Wells Fargo Securities, LLC (“Wells Fargo”) under which we may offer and sell up to 8,000,000 shares of our common stock from time to time through Baird, RBC or Wells Fargo as our sales agent, provided that we will not sell more than the number of shares necessary for the aggregate gross proceeds from such sales to reach $200.0 million. Sales of the shares, if any, will be made by means of sales each deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act, including ordinary brokers’ transactions on the New York Stock Exchange at market prices, block transactions and such other transactions as agreed upon by us and Baird, RBC or Wells Fargo. As agent, Baird, RBC and Wells Fargo will not engage in any transactions that stabilize the price of our common stock.

Baird, RBC or Wells Fargo, as agent, will use its reasonable efforts to solicit offers to purchase the shares of common stock on a daily basis or as otherwise agreed upon by us and Baird, RBC or Wells Fargo. We will designate the maximum amount of shares of common stock to be sold through Baird, RBC or Wells Fargo on a daily basis or otherwise as we and Baird, RBC or Wells Fargo agree. Subject to the terms and conditions of the equity distribution agreement, Baird, RBC or Wells Fargo will use its reasonable efforts to sell on our behalf all of the designated shares of common stock. We may instruct Baird, RBC or Wells Fargo not to sell shares of common stock if the sales cannot be effected at or above the price designated by us in any such instruction. We or Baird, RBC or Wells Fargo may suspend the offering of shares of common stock by notifying the other.

We will pay Baird, RBC or Wells Fargo a commission equal to 0.65% of the gross sales price of any such shares sold, through it as agent, as set forth in the equity distribution agreement. The remaining sales proceeds, after deducting any expenses payable by us, will equal our net proceeds for the sale of the shares.

Settlement for sales of common stock will occur on the third business day following the date on which any sales were made in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

We will deliver to the NYSE copies of this prospectus supplement pursuant to the rules of the NYSE. We will report at least quarterly the number of shares of common stock sold in at-the-market offerings and the net proceeds to us in connection with the sales of common stock.

Under the terms of the equity distribution agreement, we also may sell shares to Baird, RBC or Wells Fargo as principal for its own account at a price agreed upon at the time of sale. If we sell shares to Baird, RBC or Wells Fargo as principal, we will enter into a separate terms agreement with Baird, RBC or Wells Fargo and we will describe this agreement in a separate prospectus supplement.

In connection with the sale of the common stock on our behalf, Baird, RBC or Wells Fargo may be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation paid to it may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to Baird, RBC and Wells Fargo against certain civil liabilities, including liabilities under the Securities Act.

Baird, RBC or Wells Fargo may engage in transactions with, or perform various investment banking, financial advisory, commercial banking and other services for, us in the ordinary course of business.

If Baird, RBC, Wells Fargo or we have reason to believe that our common stock is no longer an “actively-traded security” as defined under Rule 101(c)(1) of Regulation M under the Securities Exchange Act of 1934, as amended, that party will promptly notify the others and sales of common stock under the equity distribution agreement and any terms agreement will be suspended until that or other exemptive provisions have been satisfied in the judgment of Baird, RBC, Wells Fargo and us.

We may also enter into similar arrangements with other brokers or dealers pursuant to which we may offer and sell shares of our common stock. Any such arrangements will be described in a separate prospectus supplement and any sales pursuant to any such arrangements will decrease the amount of our common stock which may be offered and sold under this prospectus supplement.

The offering of common stock pursuant to this prospectus supplement will terminate upon the earlier of (i) the sale of the entire amount of common stock covered by this prospectus supplement (and any other prospectus supplement as described in the preceding paragraph) and (ii) the termination of the equity distribution agreement by Baird, RBC or us.

LEGAL MATTERS

Certain legal matters in connection with the offering of the common shares will be passed upon for us by Charles L. Moore, Esq., Associate General Counsel, and certain other matters will be passed upon for us by Troutman Sanders LLP. Certain other matters will be passed upon for Baird, RBC and Wells Fargo by Foley & Lardner LLP.

Prospectus

Common Stock

We intend to offer from time to time, at prices and on terms to be determined at or prior to the time of sale, shares of our common stock, no par value. We will specify the number of shares of common stock being offered and the underwriters for the offering, together with the terms and conditions for such offer, the public offering price, the underwriting discounts and commissions and our net proceeds from the sale thereof, in supplements to this prospectus. You should read both the prospectus and the applicable prospectus supplement carefully before you invest.

Our common stock is quoted on the New York Stock Exchange under the symbol “PNM.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 18, 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. This prospectus provides you with a general description of our common stock. Each time we sell shares of common stock, we will describe in a supplement to this prospectus the specific terms of that offering. The applicable prospectus supplement may also add, update or change information in this prospectus. Please carefully read both this prospectus and the applicable prospectus supplement, together with additional information referred to in “Where You Can Find More Information,” before investing in the common stock.

Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus and any accompanying prospectus supplement to “PNMR,” “PNM Resources,” “we,” “our” and “us” refer to PNM Resources, Inc. and its subsidiaries.

We are not offering the common stock in any state where the offer is not permitted.

You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each of those documents.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. You may read and copy documents we file at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

Our Internet address is www.pnmresources.com. The contents of the website are not a part of this Registration Statement. Our filings with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are accessible free of charge at http://www.pnmresources.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. These reports are also available upon request in print from us free of charge.

We are “incorporating by reference” in this prospectus information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus, unless we update or supersede that information by the information contained in this prospectus or the information we file subsequently with the SEC that is incorporated by reference in this prospectus or a prospectus supplement. We are incorporating by reference the following documents that we have filed with the SEC, other than any information in these documents that is deemed not to be “filed” with the SEC:

•	Our Annual Report on Form 10-K/A (Amendment No. 2) for the fiscal year ended December 31, 2005 as filed on August 8, 2006;

•	Our Definitive Proxy Statement on Schedule 14A as filed on April 7, 2006;

•	Our Quarterly Report on Form 10-Q/A (Amendment No. 1) for the quarter ended March 31, 2006 as filed on August 8, 2006;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 as filed on August 9, 2006;

•	Our Current Reports on Form 8-K as filed on January 20, February 17, March 31, April 21, May 26, July 21 and August 17, 2006; and

•	The description of our common stock contained in our Current Report on Form 8-K filed on December 31, 2001 and any amendment or report filed for the purpose of updating such description, including our Current Report on Form 8-K as filed on August 17, 2006.

We also incorporate by reference into this prospectus any filings we make with the SEC (excluding information furnished under Items 2.02 or 7.01 of Current Reports on Form 8-K) under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the initial filing of the registration statement that contains this prospectus and before termination of this offering.

You may obtain without charge a copy of any of the documents we incorporate by reference, except for exhibits to such documents which are not specifically incorporated by reference into such documents, by contacting us at PNM Resources, Inc., Alvarado Square, Albuquerque, New Mexico, 87158, Attention: Investor Relations. You may also telephone your request at (505) 241-2477.

PNM RESOURCES, INC.

We are an investor-owned holding company of energy and energy-related businesses. We were incorporated in the State of New Mexico on March 3, 2000. Our primary subsidiaries are Public Service Company of New Mexico (“PNM”), Texas-New Mexico Power Company (“TNMP”), First Choice Power, L.P. (“First Choice”) and Altura Power L.P. (“Altura”). We intend to develop both our retail and wholesale business by expanding our current operations and by acquiring additional value-enhancing assets.

PNM is an integrated public utility primarily engaged in the generation, transmission, distribution, and sale of electricity within the State of New Mexico; the transmission, distribution and sale of natural gas within the State of New Mexico; and the sale and marketing of electricity in the Western United States. With our June 2005 acquisition of TNP Enterprises (“TNP”), PNM Resources acquired the operations of both of TNP’s wholly owned subsidiaries, TNMP and First Choice. TNMP is a regulated public utility operating in both Texas and New Mexico. In Texas, TNMP provides regulated transmission and distribution services. In New Mexico, TNMP provides integrated electric services that include the transmission, distribution, purchase and sale of electricity. First Choice is a competitive retail electric provider (“REP”) in the State of Texas.

We serve a number of growing communities, including Albuquerque, Santa Fe, and Alamogordo in New Mexico, as well as suburban areas around Dallas-Fort Worth, Houston, and Galveston in Texas. Our regulated operations include the utility operations of PNM and TNMP, while our unregulated operations include wholesale operations, as well as First Choice. As of December 31, 2005, PNM Resources had 3,382 employees and 2,393 megawatts of generation from property it owns or leases and power purchased through various long-term power purchase agreements.

On June 6, 2005, we completed our acquisition of all the outstanding common shares of TNP. TNP was a privately owned holding company for TNMP and First Choice. As of December 31, 2005, TNMP provided electric service to approximately 260,000 customers in Texas and New Mexico. Its affiliate, First Choice, is a retail electric provider that had approximately 210,000 customers in Texas as of December 31, 2005. The customers reported above for TNMP Electric and First Choice include approximately 150,000 of TNMP’s customers who have chosen First Choice as their REP. For more detailed information concerning the TNP acquisition, you should also read “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and the Notes to Consolidated Financial Statements contained in certain of the documents incorporated by reference in this prospectus.

On April 18, 2006, our indirect subsidiary Altura, completed the acquisition of the Twin Oaks business (“Twin Oaks”), which included a 305-megawatt coal fired Twin Oaks power plant facility (“Twin Oaks Power Plant”) located 150 miles south of Dallas, Texas.

Regulated Operations

Public Service Company of New Mexico

PNM operates primarily through its two utility segments: PNM Electric and PNM Gas. PNM Electric consists of the distribution and generation of electricity for retail electric customers in New Mexico. It provides retail electric service to a large area of north central New Mexico, including the cities of Albuquerque and Santa Fe, and certain other areas of New Mexico. Customer rates for retail electric service are set by the New Mexico Public Regulation Commission and PNM Electric expects to file a new rate case in 2007. In 2005, PNM Electric had revenues of $574.0 million. The largest retail electric customer served by PNM accounted for approximately 8.3% of its total retail electric revenues for the year ended December 31, 2005. The Albuquerque metropolitan area accounted for approximately 53% of PNM’s 2005 total electric utility operating revenues, and no other franchise area represented more than approximately 10%.

As of December 31, 2005, PNM owned or leased 2,897 circuit miles of electric transmission lines, interconnected with other utilities in New Mexico, east and south into Texas, west into Arizona, and north into

Colorado and Utah. Due to rapid load growth in our service territory in recent years and the lack of transmission development, most of the capacity on this transmission system is fully committed and there is very little or no additional access available on a firm commitment basis. These factors result in physical constraints on the system and limit the ability to deliver power into PNM’s service area from outside of New Mexico.

PNM Gas distributes natural gas to most of the major communities in New Mexico, including Albuquerque and Santa Fe. In 2005, PNM Gas had revenues of $511.4 million. The Albuquerque metropolitan area accounted for approximately 50% of the total PNM Gas revenues in 2005. No single sales service customer accounted for more than 0.9% of PNM’s gas sales in 2005. On May 30, 2006, PNM Gas filed a petition with the New Mexico Public Regulation Commission requesting $20.7 million in increased base and miscellaneous gas service rates and a return on equity of 11% to be implemented with the first billing cycle of April 2007.

Texas-New Mexico Power Company

TNMP provides transmission and distribution services to retail electric providers in two electricity markets: Texas and New Mexico. In Texas, TNMP provides regulated transmission and distribution services. In New Mexico, TNMP provides integrated electricity services: purchasing, transmitting, distributing, and selling electricity to its New Mexico customers. TNMP provides service, either directly or through retail electric providers, to approximately 260,000 customers in Texas and New Mexico. TNMP serves a market niche of small to medium-sized communities: only three of the 84 communities in TNMP’s service territory have populations exceeding 50,000. TNMP’s New Mexico operations lie entirely within the Western Electricity Coordinating Council Region and its service territory includes areas in southwest and south central New Mexico. TNMP owns no generation assets. Its New Mexico generation needs are met through a contract with PNM, which expires in December 2006.

As of December 31, 2005, 30 retail electric providers served customers that receive transmission and distribution services from TNMP. First Choice was TNMP’s largest customer and accounted for approximately 56% of the retail electric revenues for the year ended December 31, 2005. TNMP also holds long-term, non-exclusive franchise agreements for its electric transmission and distribution services, with varying expiration dates. These agreements accounted for approximately 7% of TNMP’s 2005 total electric utility operating revenues. TNMP intends to negotiate and execute new or amended franchise agreements with municipalities as they expire.

Rate regulation in Texas and New Mexico is premised on the full recovery of prudently incurred costs and a reasonable rate of return on equity. Allowed return on equity is set at 11.25% and 10.00% in Texas and New Mexico, respectively. TNMP’s capital expenditure requirements for maintenance and expansion of the transmission and distribution network are highly predictable and consistent. Management believes that current facilities have sufficient capacity to adequately serve existing customers and only limited additional capital commitments are needed to serve customer growth for the foreseeable future.

Unregulated Operations

Wholesale Operations

The wholesale business consists of the generation and sale of electricity into the wholesale market based on two product lines that include long-term contracts and short-term sales. The source of these sales is supply created by selling the unused capacity of jurisdictional assets as well as the capacity of our wholesale plants excluded from retail rates. Both regulated and unregulated generation is jointly dispatched in order to improve reliability, provide the most economic power to retail customers and maximize profits on any wholesale transactions. Long-term contracts include sales to firm requirements and other wholesale customers with multi-year arrangements. As of December 31, 2005, these contracts ranged from 1 to 14.5 year terms with an average term of 5.3 years. Short-term sales include transactions entered into for less than one year. They include forward market opportunities, which do not qualify as normal sale and purchase transactions as defined by applicable accounting rules, and thus are generally marked to market. Short-term sales generally include spot market, hour ahead, day ahead, and week ahead contracts with terms of 30 days or less. Also included in short-term sales are sales of any excess generation not required to fulfill PNM’s retail load and contractual commitments. Short-term sales also cover the revenue credit to retail customers as specified in a regulatory order. Results of the operations of the Twin Oaks power plant facility are included in wholesale operations subsequent to the April 18, 2006 acquisition date.

Luna

In April 2006, construction of Luna, a combined-cycle power plant near Deming, New Mexico, was completed and the plant became operational. PNM owns one-third of the plant and managed the construction project. Luna will operate as a PNM merchant facility and PNM’s 190-megawatt share of its power will be sold to wholesale electric customers in the Southwest.

Twin Oaks

The acquisition of Twin Oaks, which included Twin Oaks Power Plant, was completed in April 2006. The entire 305-megawatt output of Twin Oaks Power Plant is sold under an existing contract through September 2007. When that contract expires, it will be replaced with another existing contract for 75 percent of the plant’s capacity through 2010. The Twin Oaks purchase agreement also includes the development rights for a possible 600-megawatt expansion of Twin Oaks Power Plant. The necessary permits for the expansion are expected in 2007. PNMR has not made a decision regarding the Twin Oaks Power Plant expansion, but it is considering a variety of options, including self development or sale to a third party.

First Choice Power

First Choice is an REP in the State of Texas. Organized in 2000 to act as TNMP’s affiliated REP, First Choice had approximately 210,000 Texas customers at the end of 2005. Of these, First Choice has approximately 150,000 price-to-beat (“PTB”) customers and 60,000 competitive customers. PTB customers are former customers of TNMP that have chosen to remain with First Choice, while competitive customers are those that First Choice has actively acquired from other REPs following deregulation of the Texas market. First Choice is one of 71REPs competing for small non-residential customers and one of 52 REPs competing for large non-residential customers and aggregated cities within the Electric Reliability Council of Texas (“ERCOT”) region, including Dallas-Fort Worth, Houston, Corpus Christi and McAllen-Harlingen. Aggregated cities are groups of cities, which have aggregated their loads in order to sign a single contract with an REP so as to secure power at better prices than each would be able to obtain on its own. First Choice sources its power from one primary contract: a fixed heat rate contract with Constellation Power Source, Inc. (“Constellation”), a subsidiary of Constellation Energy Group, that serves all projected energy requirements through the end of 2006.

In 2003, First Choice and Constellation executed a power supply agreement that resulted in Constellation being the primary supplier of power for First Choice’s customers through the end of 2006. Following the expiration of First Choice’s power supply agreement with Constellation at the end of 2006, we will seek lower-cost, more competitive electricity sources. Additionally, we will be able to use the uncontracted portion of Twin Oaks’ output to meet First Choice’s electricity needs. First Choice regularly revises its load forecast due to growing customer additions and changes in customer usage in a deregulated Texas market. The acquisition of Twin Oaks represents the latest step in implementing our strategy of expanding our merchant generation fleet to serve a growing wholesale market in the Southwest and ERCOT.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements made in this prospectus and other documents that we file with the SEC that relate to future events or our expectations, projections, estimates, intentions, goals, targets and strategies, are made pursuant to the Private Securities Litigation Reform Act of 1995. Forward-looking statements often can be identified by the words “believe”, “expect”, “anticipate”, “estimate” or similar expressions. Readers are cautioned that all forward-looking statements are based upon current expectations and estimates and we assume no obligation or duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Since actual results may differ materially from those expressed or implied by these forward-looking statements, we caution readers not to place undue reliance on these statements. Our business, financial condition, cash flow and operating results are influenced by many factors, which are often beyond our control, that can cause actual results to differ from those expressed or implied by the forward-looking statements. These factors include:

•	The potential unavailability of cash from PNMR’s subsidiaries due to regulatory, statutory and contractual restrictions,

•	The outcome of any appeals of the PUCT order in the stranded cost true-up proceeding,

•	The ability of First Choice to attract and retain customers,

•	Changes in ERCOT protocols,

•	Changes in the cost of power acquired by First Choice,

•	Collections experience,

•	Insurance coverage available for claims made in litigation,

•	Fluctuations in interest rates,

•	The risk that the Twin Oaks power plant will not be successfully integrated into PNMR,

•	Conditions in the financial markets affecting PNMR’s permanent financing for the Twin Oaks power plant acquisition,

•	Weather, including impacts on PNMR and its subsidiaries of hurricanes in the Gulf Coast region,

•	Water supply,

•	Changes in fuel costs,

•	Availability of fuel supplies,

•	The effectiveness of risk management and commodity risk transactions,

•	Seasonality and other changes in supply and demand in the market for electric power,

•	Variability of wholesale power prices and natural gas prices,

•	Volatility and liquidity in the wholesale power markets and the natural gas markets,

•	Changes in the competitive environment in the electric and natural gas industries,

•	The performance of generating units, including PVNGS, and transmission systems,

•	The market for electrical generating equipment,

•	The ability to secure long-term power sales,

•	The risks associated with completion of generation, transmission, distribution and other projects, including construction delays and unanticipated cost overruns,

•	State and federal regulatory and legislative decisions and actions,

•	The outcome of legal proceedings,

•	Changes in applicable accounting principles, and

•	The performance of state, regional and national economies.

USE OF PROCEEDS

Unless we indicate otherwise in the prospectus supplement, we expect to use the net proceeds from the sale of the common stock for financing capital expenditures and future acquisitions, to refund or redeem debt and for other general corporate purposes. We will describe in the applicable prospectus supplement any specific allocation of the proceeds to a particular purpose that we have made at the date of such prospectus supplement. We will temporarily invest any net proceeds that we do not immediately use in short-term marketable securities.

DESCRIPTION OF COMMON STOCK

The following descriptions of our common stock and the relevant provisions of the articles of incorporation of PNM Resources, as amended through June 21, 2006 (our “Articles of Incorporation”), and by-laws are summaries and are qualified by reference to our Articles of Incorporation previously filed with the SEC as an exhibit to our Quarterly Report on Form 10-Q as filed August 9, 2006 for the quarter ended June 30, 2006 (incorporated by reference herein) and the by-laws previously filed with the SEC as an exhibit to our Current Report on Form 8-K as filed February 17, 2006 (incorporated by reference herein). The following also summarizes certain applicable provisions of the New Mexico Business Corporation Act and the New Mexico Public Utility Act and those summaries are qualified by reference to those Acts.

Our authorized capital stock consists of 120,000,000 shares of common stock, no par value and 10,000,000 shares of preferred stock, no par value. As of August 1, 2006, 69,592,245 shares of our common stock were outstanding and no shares of our preferred stock have been issued to date.

Dividend Rights

After giving effect to any prior rights of our preferred stock, if any should become outstanding, we will pay dividends on our common stock as determined by our Board of Directors (the “Board”) out of legally available funds. Our ability to pay dividends depends primarily upon the ability of our subsidiaries to pay dividends or otherwise transfer funds to us. Various financing arrangements, charter provisions and regulatory requirements may impose certain restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances.

Voting Rights

Holders of common stock are entitled to one vote for each share held by them on all matters submitted to our shareholders. Holders of our common stock do not have cumulative voting rights in the election of directors. The New Mexico Business Corporation Act and our Articles of Incorporation and by-laws generally require the affirmative vote of a majority of the shares represented at a shareholder meeting and entitled to vote for shareholder action, including the election of directors. Under the New Mexico Business Corporation Act, some corporate actions, including amending the articles of incorporation and approving a plan of merger, consolidation or share exchange, require the affirmative vote of a majority of the outstanding shares entitled to vote, which could include, in certain circumstances, classes of preferred stock.

Our Articles of Incorporation limit the Board to designating voting rights for classes of preferred stock only (1) when dividends on the preferred stock are not paid, (2) when proposed changes to the Articles of Incorporation would adversely affect preferred shareholders’ rights and privileges or (3) if the Board issues a new series of preferred stock convertible into common stock and confers upon the holders of such convertible preferred stock the right to vote as a single class with holders of common stock on all matters submitted to a vote of holders of common stock at a meeting of shareholders other than for election of directors, with the same number of votes as the number of shares of common stock into which the shares of such preferred stock are convertible, provided that at all times the aggregate number of preferred stock outstanding with such voting rights is convertible into no more than 12 million shares of common stock.

Our Articles of Incorporation previously permitted our directors to create classes of directors in accordance with the bylaws. Previously, the bylaws provided for 3 classes of directors so that approximately one-third (1/3) of the directors were elected at each annual meeting to serve a 3-year term. In February 2006, the Board amended the bylaws to declassify the Board and provide for the annual election of all directors and adopted, subject to shareholder approval, amendments to revise Article VI of our Articles of Incorporation to eliminate the authority of the Board to classify itself by amending the bylaws. The Board has set the current number of directors at 9. In May 2006, the shareholders adopted these amendments.

Liquidation Rights

In the event we are liquidated or dissolved, either voluntarily or involuntarily, the holders of our preferred stock will have priority (after any of our creditors) with respect to the distribution of assets. After the holders of our preferred stock are paid their aggregate liquidation preference, the holders of our common stock will be entitled, subject to the rights, if any, of the holders of our preferred stock, to share ratably (according to the number of shares held by them) in all of our remaining assets available for distribution.

Preemptive Rights

The holders of our common stock do not have a preemptive right to purchase shares of our authorized but unissued shares, or securities convertible into shares or carrying a right to subscribe to or acquire shares, except under the terms and conditions as may be provided by our Board in its sole judgment.

Listing

Our common stock is listed on the New York Stock Exchange under the “PNM” symbol.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Mellon Investor Services, South Hackensack, New Jersey.

Certain Anti-takeover Matters

Our Articles of Incorporation and by-laws include a number of provisions that may have the effect of discouraging persons from acquiring large blocks of our stock or delaying or preventing a change in our control. The material provisions that may have such an effect include:

•	authorization for our Board to issue our preferred stock in series and to fix rights and preferences of the series (including, among other things, whether, and to what extent, the shares of any series will have voting rights, within the limitations described above, and the extent of the preferences of the shares of any series with respect to dividends and other matters);

•	advance notice procedures with respect to any proposal other than those adopted or recommended by our Board; and

•	provisions specifying that only a majority of the Board, the chairman of the Board, the president or holders of not less than one-tenth of all our shares entitled to vote may call a special meetings of stockholders.

Under the New Mexico Public Utility Act, approval of the New Mexico Public Regulation Commission is required for certain transactions which may result in our change in control or exercise of control.

PLAN OF DISTRIBUTION

We may sell shares of our common stock, in or outside of the United States, to underwriters or dealers, through agents, directly to purchasers or through a combination of these methods. The applicable prospectus supplement will contain specific information relating to the terms of the offering, including, to the extent not otherwise included in the prospectus:

•	the name or names of any underwriters or agents;

•	the purchase price of the common stock;

•	our net proceeds from the sale of the common stock;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation; and

•	any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

By Underwriters

If underwriters are used in the sale, the shares of common stock will be acquired by the underwriters for their own account. Underwriters may offer the common stock directly or through underwriting syndicates represented by one or more managing underwriters. The underwriters may resell the common stock in one or more transactions, including negotiated transactions, at a fixed public offering price, which may be changed, or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the shares of common stock will be subject to certain conditions. The initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

By Dealers

If dealers are used in the sale, unless otherwise specified in the applicable prospectus supplement, we will sell the shares of common stock to the dealers as principals. The dealers may then resell the common stock to the public at varying prices to be determined by the dealers at the time of resale. The applicable prospectus supplement will contain more information about the dealers, including the names of the dealers and the terms of our agreement with them.

By Agents and Direct Sales

We may sell the shares of common stock directly to the public, without the use of underwriters, dealers or agents. We may also sell the common stock through agents we designate from time to time. The applicable prospectus supplement will contain more information about the agents, including the names of the agents and any commission we agree to pay the agents.

We also may engage a broker-dealer from time to time to act as agent or principal for the offer of our common stock in one or more placements pursuant to a distribution agreement. If we and the broker-dealer agree, we will sell to the broker-dealer as agent or as principal, and the broker-dealer will seek to solicit offers to purchase on an agency basis and/or will purchase on a principal basis, our common stock. The number and purchase price (less an underwriting discount) of the shares we sell to the broker-dealer will be mutually agreed on the relevant trading day. The common stock sold under the distribution agreement will be sold at prices related to the prevailing market price for such securities, and therefore exact figures regarding the share price, proceeds that will be raised or commissions to be paid will be described in a prospectus supplement to this prospectus or in other filings made in accordance with and as permitted by the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act. The broker-dealer may make sales of our common stock pursuant to the distribution agreement in privately negotiated transactions and/or any other method permitted by law deemed to be an “at-the-market” offering as defined in Rule 415 promulgated under the Securities Act including sales made on the New York Stock Exchange, the current trading market for our common stock.

General Information

Underwriters, dealers and agents that participate in the distribution of the common stock may be deemed underwriters as defined in the Securities Act, and any discounts or commissions we pay to them and any profit made by them on the resale of the common stock may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation from us will be described in the applicable prospectus supplement.

We may agree with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may be customers of, engage in transactions with or perform services for, us in the ordinary course of their businesses.

LEGAL MATTERS

Certain legal matters in connection with the offering of the common stock will be passed upon for us by Charles L. Moore, Esq., Associate General Counsel, and certain other matters will be passed upon for us by Troutman Sanders LLP. Underwriters’ counsel will render an opinion as to the validity of the common stock for any underwriters, dealers, purchasers or agents.

EXPERTS

The consolidated financial statements, the related financial statement schedules, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference to PNM Resources, Inc.’s Annual Report on Form 10K/A for the year ended December 31, 2005, filed August 8, 2006, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and financial statement schedules and include explanatory paragraphs regarding the adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003, and Financial Accounting Standards Board Financial Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations in 2005, the change in actuarial valuation measurement date for the pension plan and other post-retirement benefits from September 30 to December 31 during 2003, PNM Resources, Inc.’s acquisition of TNP Enterprises, Inc. in 2005, and the disclosures regarding the allocation of goodwill among the acquired entities being restated, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting but note the exclusion from Management’s Annual Report on Internal Control Over Financial Reporting of an assessment of the internal control over financial reporting at TNP Enterprises, Inc., and its subsidiaries, which were acquired on June 6, 2005, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.